Exhibit 17.1

RESIGNATION LETTER

April 11, 2018

The Board of Directors

Destination Maternity Corporation

232 Strawbridge Drive

Moorestown, New Jersey 08057

Ladies and Gentlemen:

Due to recently identified health issues, I hereby tender my resignation as a member of the board of directors of the Destination Maternity Corporation (the “Company”), effective immediately.

Please note that my resignation is purely a personal matter and not the result of any disagreement between myself and the Company, its management, board of directors or any committee of the board of directors.

Sincerely,

/s/ Jean-Claude René Jacomin
Printed Name: Jean-Claude René Jacomin